FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated August 19, 2015.

TRANSLATION

Autonomous City of Buenos Aires, August 19, 2015

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Information under Article 23, Chapter VII of

the Buenos Aires Stock Exchange

Regulations—Incident

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please be informed that on August 18, a hydrocarbon storage tank ruptured at the KM 9 dehydration plant in the Zona Central-Cañadón Perdido reservoir, in the province of Chubut.

The dehydration plant consolidates net daily operated production for YPF of approximately 3,750 barrels of oil per day from the Zona Central-Cañadón Perdido and Restinga Alí areas, representing 0.7% of YPF’s total daily production.

Activity at the reservoir is preventively suspended, containment efforts have been completed and remediation activities are being carried out. The company’s technical staff is outlining a plan to resume activities in the coming days.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 19, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer